FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Release filed with the Israeli Securities Authority on April 20, 2017.

In light of the publication in the press this morning, Elron Electronic Industries Ltd ("Elron”) announces that Cloudyn Software Ltd. ("Cloudyn"), a company 40% held by RDC Rafael Development Corporation Ltd, held 50.1% by Elron, is having discussions with various international parties which could lead to a sale of Cloudyn. It is hereby clarified that apart from non-disclosure agreements, Cloudyn has not signed any contractual document, including a memorandum of understanding, with any of the said parties. At this stage, it cannot be assessed whether Cloudyn will enter into any agreement for its sale and whether a transaction will materialize.

Reason for Delay in reporting: Cloudyn was only at the stage of initial discussions and disclosure could have adversely affected the terms of a potential transaction, or its existence.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  April 20, 2017